Exhibit 99.1

ENTRÉE GOLD PROVIDES UPDATE ON ARBITRATION
BETWEEN RIO TINTO AND IVANHOE MINES

Vancouver, B.C., December 13, 2011 – Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") is providing an update on the arbitration hearings between the Company’s two largest shareholders, Rio Tinto and Ivanhoe Mines. Rio Tinto first referred Ivanhoe Mines’ Shareholder Rights Plan to arbitration in June 2010 after it was adopted by the board of directors at Ivanhoe Mines in April 2010.

In a December 13, 2011 press release, Rio Tinto stated that:

“An independent arbitrator has upheld Rio Tinto’s claim in respect of Ivanhoe Mines’ Shareholder Rights Plan (the “SRP”). This means that after a standstill agreement expires on 18 January 2012, Rio Tinto has the ability to purchase additional shares in Ivanhoe beyond its current holding of 49 per cent without being diluted by the SRP.

As part of the decision, the arbitrator dismissed Ivanhoe’s counterclaim and ruled that Rio Tinto did not breach the Private Placement Agreement with Ivanhoe.

From 19 January 2012, Rio Tinto will no longer be subject to a standstill agreement with Ivanhoe. Thereafter, depending upon its assessment of Ivanhoe’s business, prospects and financial condition, the market for Ivanhoe’s shares, general economic and tax conditions and other factors, Rio Tinto may seek opportunities to increase its shareholding in Ivanhoe to a majority position but currently has no intention of making a full takeover bid for Ivanhoe’s shares. Rio Tinto reserves the right to change its intention in the future.”

Ivanhoe Mines announced in a press release issued December 13, 2011 “that the company and its legal counsel are continuing to evaluate the implications of an arbitrator’s decision on the company’s Shareholders’ Right Plan.”

Entrée’s interest in the Oyu Tolgoi mining complex remains unchanged.  Entrée retains a 20% or 30% interest (depending on the depth of mineralization) in all mineralization that occurs on the Entrée-Oyu Tolgoi LLC (“OTLLC”) Joint Venture Property (the "Joint Venture Property").    The Joint Venture Property adjoins OTLLC‘s Oyu Tolgoi mining license to the north, east and south.  Entrée also controls a 100% interest in the Shivee West property, which is contiguous with Oyu Tolgoi to the west.  As per Ivanhoe Mine’s 2010 Integrated Development Plan (available on SEDAR), the Entrée-OTLLC Joint Venture’s Hugo North Extension deposit, which is a direct continuation of OTLLC’s Hugo North deposit, will be part of the first lift underground mining at Oyu Tolgoi.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide discovery and development of copper and gold prospects.  The Company’s flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of OTLLC, a subsidiary of Ivanhoe Mines and the

Government of Mongolia.  A portion of the Lookout Hill property is subject to a joint venture with OTLLC.  The Joint Venture Property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  Excellent exploration potential remains on the Joint Venture Property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada and New Mexico.  The primary asset is the Ann Mason property near Yerington, Nevada, which hosts an inferred mineral resource estimate of 810 million tonnes grading 0.40% copper using a 0.30% copper cut-off, containing approximately 7.1 billion pounds of copper.  The property has considerable potential, both to increase the size of the Ann Mason deposit and to discover additional targets.

In addition to being a politically stable jurisdiction, the Yerington copper camp has seen significant historic copper production along with a resurgence of exploration activity and now hosts over 20 billion pounds of copper in several deposits owned by a diverse group of companies.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to the potential for increasing the size of the Ann Mason deposit and the potential for discovery of additional mineralized zones. These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold, copper and molybdenum, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company’s Annual Information Form for the financial year ended December 31, 2010, dated March 25, 2011 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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